NEWS RELEASE

New York - AG	November 4, 2021
Toronto – FR
Frankfurt – FMV

First Majestic Reports Third Quarter Financial Results and Quarterly Dividend Payment

Vancouver, BC, Canada – FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) . (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the third quarter ended September 30, 2021. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's website at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

THIRD QUARTER 2021 HIGHLIGHTS
(compared to Q3 2020)

•Generated revenues of $124.6 million, representing a 1% decrease due to the decision to withhold 1.4 million ounces of silver in inventory in an effort to maximize future profits. Had the Company sold these ounces at the end of the quarter it would have generated approximately $33.2 million in additional revenue using the quarterly average realized price of $23.10 per ounce
•Cash costs increased to $14.09 per AgEq ounce due to the addition of Jerritt Canyon
•All-in sustaining costs (“AISC”) increased to $19.93 per AgEq ounce primarily due to an increase in sustaining capital costs related to the $12.3 million Tailings Storage Facility 2 (“TSF2”) lift project at Jerritt Canyon
•Mine operating earnings of $3.5 million during the quarter, compared to earnings of $48.0 million in Q3 2020, the decrease in earnings was primarily attributed to lower silver ounces sold due to the holdback of 1.4 million ounces of silver along with higher costs attributed to the first full quarter of operations at Jerritt Canyon
•Net earnings of ($18.4) million attributed to the reduction in revenue as a result of withholding 1.4 million ounces of silver from sales at quarter end
•Adjusted EPS of ($0.07) after excluding non-cash and non-recurring items
•Cash flow per share of $0.09 (non-GAAP)
•Cash and cash equivalents at September 30, 2021 were $192.8 million with strong working capital of $262.5 million
•Declared a third quarter cash dividend payment of $0.0049 per common share for shareholders of record as of the close of business on November 17, 2021 which will be distributed on or about November 30, 2021

“Our decision to inventory a significant amount of silver during the quarter obviously impacted our third quarter financial results but those additional revenues and cash flows are expected to be realized in the coming quarters as prices improve,” stated Keith Neumeyer, President and CEO. “During the quarter, we also invested in two significant capital projects at Jerritt Canyon which temporarily increased our all-in sustaining costs at the site. With the majority of these investments now complete, we expect a reduction in costs starting in the fourth quarter driven by higher production, reduced capital costs and continued improvements in operating efficiencies. At San Dimas, AISC costs decreased by 19% to $11.58 per ounce due to higher production and higher consumption rates of low-cost energy from our hydro dam when compared to diesel or grid power. At Santa Elena, the mill is preparing to begin test batching low-grade stockpiles from the Ermitaño deposit which is expected to further drive down costs and increase overall production. Finally, the Company declared its third quarter dividend which was also impacted by the lower quarterly revenues due to the withholding of the 1.4 million unsold ounces of silver, however, the upcoming future quarter dividends are expected to increase as this large inventory is divested.”

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	2021-Q3	2021-Q2	Change Q3 vs Q2	2020-Q3	Change Q3 vs Q3	2021-YTD
Operational
Ore Processed / Tonnes Milled	943,126	826,213	14%	655,920	44%	2,383,584
Silver Ounces Produced	3,302,086	3,274,026	1%	3,158,866	5%	9,484,135
Silver Equivalent Ounces Produced	7,319,441	6,435,023	14%	5,201,085	41%	18,294,760
Cash Costs per Silver Equivalent Ounce (1)	$14.09	$13.89	1%	$9.48	49%	$13.65
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$19.93	$19.42	3%	$14.01	42%	$19.60
Total Production Cost per Tonne (1)	$106.52	$104.94	2%	$71.56	49%	$101.73
Average Realized Silver Price per Ounce (1)	$23.10	$27.32	(15%)	$22.58	2%	$25.74

Financial (in $millions)
Revenues	$124.6	$154.1	(19%)	$125.9	(1%)	$379.2
Mine Operating Earnings	$3.5	$29.4	(88%)	$48.0	(93%)	$61.1
Net Earnings (Loss)	($18.4)	$15.6	NM	$30.9	NM	($1.0)
Operating Cash Flows before Movements in Working Capital and Taxes	$22.6	$51.2	(56%)	$52.2	(57%)	$104.9
Cash and Cash Equivalents	$192.8	$227.1	(15%)	$232.4	(17%)	$192.8
Working Capital (1)	$262.5	$276.3	(5%)	$266.7	(2%)	$262.5

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($0.07)	$0.06	NM	$0.14	NM	$0.00
Adjusted EPS (1)	($0.07)	$0.05	NM	$0.12	NM	$0.01
Cash Flow per Share (1)	$0.09	$0.21	(58%)	$0.24	(64%)	$0.44
"NM" - Not meaningful

(1)  The Company reports non-GAAP measures which include cash costs per ounce, all-in sustaining cost per ounce, total production cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See "Non-GAAP Measures" in the Company's MD&A for a reconciliation of non-GAAP to GAAP measures.

Q3 2021 FINANCIAL RESULTS
The Company realized an average silver price of $23.10 per ounce during the third quarter of 2021, representing a 2% increase compared to $22.58 per ounce in the third quarter of 2020.

Revenues generated in the third quarter totaled $124.6 million compared to $125.9 million in the third quarter of 2020. Revenues in the quarter were impacted primarily due to the temporary withholding of 1.4 million ounces of silver, which remained in the inventory at quarter end. Had the Company sold the withheld inventory, the Company would have generated approximately $33.2 million in additional revenue using the quarterly average realized price of $23.10 per ounce.

The Company realized mine operating earnings of $3.5 million compared with mine operating earnings of $48.0 million in the third quarter of 2020. The decrease in mine operating earnings was primarily attributed to the decision to withhold 1.4 million silver ounces from sale along with higher costs primarily attributed to the first full quarter of operations of Jerritt Canyon.

Earnings for the quarter was ($18.4) million (EPS of ($0.07)) compared to $30.9 million (EPS of $0.14) in the third quarter of 2020.

Adjusted net earnings for the quarter was ($18.1) million (Adjusted EPS of ($0.07)) compared to $25.7 million (Adjusted EPS of $0.12) in the third quarter of 2020, after excluding non-cash and non-recurring items.

Cash flow from operations before movements in working capital and income taxes in the quarter was $22.6 million ($0.09 per share) compared to operating cash flow from operations of $52.2 million ($0.24 per share) in the third quarter of 2020.

Ended the quarter with $192.8 million in cash and cash equivalents as of September 30, 2021. In addition, the Company has a strong working capital position of $262.5 million and total available liquidity of $272.5 million, including a $10 million of available undrawn revolving credit facility.

OPERATIONAL HIGHLIGHTS
The table below represents the quarterly operating and cost parameters at each of the Company’s four producing silver and gold mines.

Third Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Ore Processed / Tonnes Milled	214,205	234,862	263,645	230,415	943,126
Silver Ounces Produced	1,888,371	508,641	905,074	—	3,302,086
Gold Ounces Produced	20,767	7,498	114	26,145	54,525
Silver Equivalent Ounces Produced	3,422,032	1,061,657	913,481	1,922,270	7,319,441
Cash Costs per Silver Equivalent Ounce	$8.29	$17.09	$12.25	N/A	$14.09
All-in Sustaining Cost per Silver Equivalent Ounce	$11.58	$21.10	$15.28	N/A	$19.93
Cash cost per AuEq Ounce	N/A	N/A	N/A	$1,735	N/A
All-In sustaining costs per AuEq Ounce	N/A	N/A	N/A	$2,286	N/A
Total Production Cost per Tonne	$128.67	$75.76	$41.08	$192.17	$106.52
(1) The Company reports non-GAAP measures which include cash costs per ounce, all-in sustaining cost per ounce, total production cost per ounce and total production cost per tonne. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See "Non-GAAP Measures" in the Company's MD&A for a reconciliation of non-GAAP to GAAP measures.

The Company produced 7.3 million silver equivalent ounces consisting of 3.3 million ounces of silver and 54,525 ounces of gold, representing an increase of 1% and 17%, respectively, compared to the previous quarter primarily due to a 39% increase in gold production from the Jerritt Canyon operation in Nevada. In the first nine months of 2021, the Company has produced 9.5 million ounces of silver and 124,942 ounces of gold for total production of 18.3 million silver equivalent ounces, or approximately 69% of the Company’s 2021 guidance midpoint of producing 25.7 to 27.5 million ounces. Furthermore, the Company anticipates achieving its 2021 production guidance due to expected higher grades at San Dimas, Jerritt Canyon and Santa Elena in the fourth quarter.

COSTS AND CAPITAL EXPENDITURES

Cash cost per ounce for the quarter was $14.09 per AgEq ounce, an increase of 1% from $13.89 per ounce in the previous quarter. The increase in cash cost per AgEq ounce was due to the addition of Jerritt Canyon which was producing at a higher cash cost compared to the previous quarter which was primarily affected by a 14-day planned semi-annual maintenance shutdown of the dual roasters.

AISC in the second quarter was $19.93 per ounce compared to $19.42 per ounce in the previous quarter. The increase in AISC per AgEq ounce was primarily attributed to the TSF2 lift project at Jerritt Canyon. The increase in AISC was partially offset by lower costs at San Dimas and La Encantada as a result of increased rates of production.

Total capital expenditures in the third quarter were $59.7 million, primarily consisting of $22.4 million at Jerritt Canyon, $14.2 million at San Dimas, $15.7 million at Santa Elena (including $9.3 million towards the Ermitaño project), $2.8 million at La Encantada and $4.6 million for strategic projects.

Q3 2021 DIVIDEND ANNOUNCEMENT

The Company is pleased to announce that its Board of Directors has declared a cash dividend payment in the amount of $0.0049 per common share for the third quarter of 2021. The third quarter cash dividend will be paid to holders of record of First Majestic’s common shares as of the close of business on November 17, 2021 and will be distributed on or about November 30, 2021.

Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 1% of the Company’s net quarterly revenues divided by the Company’s then outstanding common shares on the record date.

The amount and distribution dates of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an ‘eligible dividend’ for Canadian income tax purposes. Dividends paid to shareholders outside Canada (non-resident investors) may be subject to Canadian non-resident withholding taxes.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements
This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; ore grades; recovery rates; mine plans and mine life; integration of operations; future sales and revenue; the future price of silver and other metals; costs of production; costs and timing of development at the Company's projects; commencement of initial batch test processing at the Santa Elena processing plant; capital projects and exploration activities and the possible results thereof; and amount and timing of dividend payments. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society, risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; actions by national and local governments and agencies; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; violence and other criminal activities in Mexico; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. .